UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BIONICLOGIC INC

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   May 17, 2017

Physical address of issuer
1512 US HIGHWAY 395 N, Suite 7-D, GARDNERVILLE, NV 89410

Website of issuer
www.cpmstar.com

Current number of employees
8

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$2,329,254	$2,242,801
Cash & Cash Equivalents	$1,051,648	$1,082,017
Accounts Receivable	$992,868	$874,906
Short-term Debt	$822,481	$739,825
Long-term Debt	$603,759	$845,658
Revenues/Sales	$4,689,698	$5,105,222
Cost of Goods Sold	$3,375,843	$3,404,383
Taxes Paid	$139,304	$0
Net Income	$126,101	$307,823

April 28, 2021

FORM C-AR

BIONICLOGIC INC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BIONICLOGIC INC, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.cpmstar.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

       This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BIONICLOGIC INC (the "Company") is a Delaware Corporation, formed on May 17, 2017.

The Company is located at 1512 US HIGHWAY 395 N, Suite 7-D, GARDNERVILLE, NV 89410.

The Company's website is www.cpmstar.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our company mission is to support game developers and web publishers by supplying the best in class monetization technology.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products & services and thus may be better equipped than us to develop and commercialize those products & services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary marketing spending by businesses, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our

consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

The secure processing of this information is critical to our operations , and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve advertising in more than 200 countries.
In 2020, approximately 40% of our revenue was attributable to online advertising media served to devices located outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our

ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joshua Goldstein President, CEO and Director, and Susannah Thorarinsson, Treasurer and Vice President. There can be no assurance they will continue to be employed by the Company for a particular period of time. The loss of any executive officer, director, or corporate officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all,

could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Insufficient Funds
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Joshua Goldstein and Susannah Thorarinsson in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Joshua Goldstein or Susannah Thorarinsson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or

material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts at trade shows and other venues. The Company is presently operating virtually with employees mainly working from home, and such a work configuration may not be as effective as in the past as working from a central office. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Changes in government regulation could adversely impact our business.
The internet advertising industry is subject to extensive legislation and regulation at the federal, international, and local levels and, in some instances, at the state level. Additionally, our services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress and/or other international regulators may attempt to change the classification of or change the way that our advertising services are regulated and/or change the framework under

which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Market Risks and Hedging Transactions
The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company's financial performance and are referred to as "market risks." The Company, when deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary market risks managed by the Company through the use of derivative instruments are for systematic risk management due to economic conditions which management has assessed warrants the usage of such instruments, such as the impact of systematic risk on advertising rates and advertising budgets, as well as risks associated with the impact to the fair market value of our subsidiary assets, or to our ability to raise capital. We enter into such transactions solely for the purpose of mitigating potential losses. The Company determines the fair values of derivatives based on quoted market prices or pricing models using current market rates. All derivatives used are straightforward instruments with liquid markets. Changes to the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology,

obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to advertising inventory for our products, which may impair our ability to deliver leading-edge products. Disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring advertising inventory. Similarly, suppliers have operating risks that could impact our business. These risks could create operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have

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sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires

us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture,

including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The company may make Investments and Acquisitions, Dispositions

The company may make investments, and acquisitions, which may gain or lose value, and will be dependent upon the judgement of our management team, who will have broad discretion in their process of evaluating potential candidates. Although management will exercise due diligence in such endeavors, such investments, acquisitions have the potential to lose value. In addition, the company may choose to make dispositions of material assets, at the discretion of management or due to the company's financial needs, and the sale price of such assets may vary according to many factors such as market demand.

Forward Looking Statements

Any forward looking statements are hypothetical and are based on management's assumptions which management believes are reasonable. Some assumptions invariable will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operation will vary, and such variances may be material.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our company mission is to support game developers and web publishers by supplying the best in class monetization technology.

Business Plan

Our biggest challenge from May 2018 through 2020 was, simultaneously with absorbing CPM Star and capitalizing on it's short term profit opportunities, was to develop a programmatic ad technology to modernize CPM Star, allowing us to form relationships with top programmatic demand partners, and build new revenue streams with top publishers leveraging this newer technology. This strategy was implemented to help us diversify our revenue sources away from stagnating or declining revenue sources into ones which have the potential for higher growth rates in the current environment. It is noteworthy that there are three components of CPMStar's revenue, and some of these components are growing rapidly, others have been shrinking.

The following numbers are approximate and should be taken only as anecdotal/directional or forward looking information (for 2021), and the below data is based on ad server records and not final invoice data. However, the data provides a limited and important snapshot and visibility into important business trends driving business changes and the potential for growth for our company.

A. Programmatic ad sales, Programmatic Ad Sales is roughly defined as sales coming from a demand partner such as an Exchange, SSP, or DSP (As opposed to a direct advertiser or Agency) who bids in real time via RTB or Header Bidding for ad inventory (against other programmatic and direct demand).
Q1 2019: $9,623
Q1 2020: $86,216 (+790%)
Q1 2021: $500,142 (+480%)

B. Performance Direct Gaming Sales Performance Gaming Sales is loosely defined as CPA, CPM, or CPC based media, typically banners, native ads, video.
Q1 2019: $1,026,745
Q1 2020: $659,530 (-36%)
Q1 2021: $471,701 (-28%)

C. Premium Direct Gaming Sales Premium Gaming Sales is loosely defined as flat daily rate purchases of high impact media such as site skins and video, from direct advertisers or agencies.
Q1 2019: $175,800
Q1 2020: $107,140 (-39%)
Q1 2021: $206,626 (+93%)

Now that we have put in the work to build a header bidding wrapper to enable programmatic sales for publishers, and formed relationships with most major demand partners, our challenge will be to continue to refine and deploy this technology with web publishers to achieve rapid

growth. In 2021, our challenge will be to leverage these developments in order to focus on continued growth in programmatic ad sales.

We expect performance gaming revenue to continue to stagnate in the current environment, because performance rates from do not compete with programmatic rates currently for many sites. However, we have also introduced new pricing technology to CPMStar in order to help enable these ad campaigns to better compete for inventory with programmatic, and possibly to reach new previously inaccessible inventory via RTB and Header Bidding.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CPM Star	Online ad network for the game industry and beyond.	Online advertising / Game Industry

BionicLogic has been operating for more than 3.5 years, and in May 2018 we acquired CPMStar with its 15 years of relationships in the game industry. With a sales team spanning Santa Monica, New York, and Berlin, we actively work with over 100 advertisers and demand partners.

We offer a robust monetization platform for desktop web games, and partner directly with gaming advertisers and publishers, as well as programmatic ad networks.

Competition

The Company's primary competitors are various types of ad companies who compete with our subsidiary's ad platform, CPM Star.

There are 3 categories of competitors to CPMStar:
1) Gaming niche focused ad networks. Examples: AdInPlay, Ad2Games, Playwire, etc.
2) Publisher representation firms who do not focus on gaming but have a few gaming sites. Examples: FreeStar, PubGalaxy, and Proper.
3) Programmatic advertising supply-side-platforms who don't focus on gaming but have some direct relationships with gaming sites and gaming advertisers. Examples: Google, Appnexus, Amazon.

Supply Chain and Customer Base

We work with entertainment focused web publishers as suppliers such as ArmorGames.com, Minecraftskins.com, and WeGotThisCovered.com, and MMORPG.com.

The Company has three primary kind of customers: Programmatic demand partners, Ad Agencies, and direct Online Game Company clients.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5757036	Advertising services	CPMStar	October 9, 2018	May 21, 2019	United States

Governmental/Regulatory Approval and Compliance

Privacy regulations such as the California Consumer Privacy Act and General Data Protection Regulation have required updated technology to deal with increased regulation. Future government privacy regulations, as well as privacy updates by browser developers in response to such regulation may impact our businesses ability to operate in the same manner as before.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1512 US HIGHWAY 395 N, Suite 7-D, GARDNERVILLE, NV 89410

The Company conducts business in Nevada and California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Tactics Network LLC DBA CPM Star	Limited Liability Company	Delaware	January 30, 2018	100.0%
Tactics Technology LLC	Limited Liability Company	Delaware	July 5, 2017	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joshua Goldstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO, May 17, 2017 to Present.
Secretary, May 17, 2017 to Present.
Director, May 17, 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and CEO - Management of the company, May 17, 2017 to Present.
Secretary - Corporate Recordkeeping, May 17, 2017 to Present.
Director - Corporate Strategy, May 17, 2017 to Present.
Hyper Awesome Entertainment - Owner, January 1, 2008 to Present. Owner of the business and manage corporate affairs. Currently, this business is not active and Joshua has not focused on this company for the past 3 years.

Education/Bio
Self-Taught technologist and entrepreneur with over 15 years of industry experience running ad tech and gaming companies. Has developed scalable technologies from scratch and lead teams to execute complex business strategies, and previously achieved run rates over $25,000,000 with no outside investment dollars.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joshua Goldstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO, May 17, 2017 to Present.
Secretary, May 17, 2017 to Present.
Director, May 17, 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and CEO - Management of the company, May 17, 2017 to Present.
Secretary - Corporate Recordkeeping, May 17, 2017 to Present.
Director - Corporate Strategy, May 17, 2017 to Present.
Hyper Awesome Entertainment - Owner, January 1, 2008 to Present. Owner of the business and manage corporate affairs. Currently, this business is not active and Joshua has not focused on this company for the past 3 years.

Name

Susannah Thorarinsson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Treasurer, May 17, 2017 to Present
Vice President, May 17, 2017 to Present
Finance Controller, May 17, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Treasurer - Financial controller, May 17, 2017 to Present
Vice President - Corporate strategy, May 17, 2017 to Present
Finance Controller - Book-keeping, Taxes, Collections, May 17, 2017 to Present

Education/Bio

Bachelors of Arts, International Studies, American University, 2002
Experienced book-keeper and collections specialist with 7 years of experience. Familiarity working with the online advertising industry starting in 2005.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Nevada, California, New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class B Non-Voting Common Stock
Amount outstanding	133,794
Voting Rights	No voting rights
Anti-Dilution Rights	No
How this stock may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company issues new shares of Class B Non-Voting Common Stock.

Type of security	Class A Common Stock
Amount outstanding	8,361,351
Voting Rights	One vote for each shares of Class A Common Stock held at all meetings of stockholders.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company issues new shares of Class A Common Stock.

Type of security	Series AA Preferred Stock
Amount outstanding	1,412,159
Voting Rights	Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company issues new shares of Series AA Preferred Stock.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Daniel Goldstein
Amount outstanding	$810,000
Interest rate and payment schedule	Interest Rate: 2.7%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	May 11, 2023
Other material terms	During fiscal year 2018 the Company entered into a note agreement with a principal amount of $1,150,000. The notes bear interest rate of 2.7% per annum. The notes are payable in consecutive yearly payments through May 11, 2023. The outstanding balance as of April 1, 2021 is in the amount of $810,000.

Type of debt	Vehicle Loan
Name of creditor	BMW Financial Services
Amount outstanding	$24,470
Interest rate and payment schedule	Interest Rate: 1.99%
Amortization schedule	N/A
Describe any collateral or security	Vehicle
Maturity date	January 1, 2024
Other material terms	During fiscal year 2019 the Company entered into a loan to purchase a vehicle for $32,630. The interest rate on the loan is 1.99% per annum. The loan matures in 2024.

Type of debt	Bank loan
Name of creditor	Bank of America
Amount outstanding	$150,000.00
Interest rate and payment schedule	1.00% fixed rate after 02/10/2021 60 month term loan
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	February 10, 2026
Other material terms	Paycheck Protection Program Loan

As of December 31, 2020, the total amount of outstanding debt (both current and non-current) was $834,470.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	133,794	$125,413.00	Costs associated with Fundraising, Operating Capital, Payroll	April 20, 2020	Regulation CF
Preferred Stock	1,412,159	$0.00	Operating Capital	May 17, 2019	Section 4(a)(2)
Convertible Notes	1	$70,000.00	Acquisition of the assets of Game Empire Enterprises LLC	July 18, 2017	Rule 506(b)
Convertible Notes	1	$1,150,000.00	Acquisitions and Operations	May 11, 2018	Rule 506(b)
Convertible Notes	1	$350,000.00	Acquisitions and Operations	May 11, 2018	Rule 506(b)
Common Stock	5,000,000	$500.00	Operating Capital	May 31, 2017	Section 4(a)(2)
Common Stock	1,404,000	$140.40	Operating Capital	May 31, 2017	Section 4(a)(2)
Common Stock	50,000	$5.00	Operating Capital	May 31, 2017	Section 4(a)(2)
Common Stock	42,500	$4.25	Operating Capital	December 30, 2017	Section 4(a)(2)
Common Stock	357,000	$35.70	Operating Capital	May 12, 2018	Section 4(a)(2)
Common Stock	120,000	$12.00	Operating Capital	October 1, 2018	Section 4(a)(2)

Common Stock	1,344,000	$134.40	Operating Capital	April 18, 2018	Section 4(a)(2)
Common Stock	17,000	$0.00		June 19, 2017	Section 4(a)(2)
Common Stock	50,000	$5.00	Operating Capital	April 3, 2018	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people. Those people are Joshua Goldstein and Daniel Goldstein.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Goldstein	28.0%
Joshua Goldstein	51.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$2,262,129.00	$455,489.00	$95,653.00

Operations

As of April 25, 2021, the company has $1,301,638 in cash and cash equivalents, and has sufficient capital to continue to operate for at least 2 years. However, our note repayment schedule anticipates we will pay down principal amounts totaling $810,000 through May 2023. Therefore, depending on company results during the coming years, during or after 2023, we may need to pursue access additional sources of working capital, which may or may not be available or available or not on attractive terms.

We hope to retain profitability in calendar year 2021 by achieving programmatic revenue growth, and to return to better gross margins over time as we refine and grow our programmatic offering for publishers. In Q4 2020 we entered into an agreement with a major new strategic publisher, MOBA Network AB, for exclusive representation of MMORPG.com, which we expect will contribute to Premium Sales in 2021. We hope between this partnership with MOBA Network, and programmatic advertising initiatives to grow the business in 2021.

Liquidity and Capital Resources

On April 20, 2020 the Company conducted an offering pursuant to Regulation CF and raised $125,413.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company completed its Regulation Crowdfunding offering which closed on November 17, 2020. Total investments committed were $125,413 out of a maximum of $955,000. Expenses so far associated with the crowdfunding total $20,353 so far due to StartEngine service and platform fees and Escrow fees. In addition to these fees, we incurred approximately $30,610 in additional one-time expenses associated with the fundraising, including contract work, advertising, accounting, and legal expenses. Net of the StartEngine fees, some of which may not yet be fully determined, the net proceeds are expected to be approximately $105,060. Net of associated one-time expenses, the net proceeds from the fundraising are expected to be approximately $74,550. Due to highly uncertain economic conditions, slow progress on our regulation Crowdfunding fundraising with a low amount expected to be received net of costs, and decreasing business margins and sales, we applied for and were approved for Paycheck Protection Program (PPP) loans in the amount of $176,928 in 2020, and $150,000 in 2021. In December of 2020 the balance of the $176,928 loan was forgiven.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joshua Goldstein
Relationship to the Company	President & CEO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Use of loan principal
Benefits or compensation received by Company	Principal to be repaid before the end of 2021, along with 10% interest per annum.
Description of the transaction	Promissory Note to Corporate Officer bearing a 10% interest rate.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joshua Goldstein
(Signature)

Joshua Goldstein
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joshua Goldstein
(Signature)

Joshua Goldstein
(Name)

President and CEO, Secretary, Director
(Title)

04/28/2021
(Date)

/s/Susannah Thorarinsson
(Signature)

Susannah Thorarinsson
(Name)

Treasurer, Vice President, Finance Controller
(Title)

04/28/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

BionicLogic Inc.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

BionicLogic, Inc.
Consolidated Balance Sheets
(Unaudited)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,051,648	$	1,082,017
Accounts receivable—net	$	992,868	$	874,906
Prepaids and other current assets	$	6,367	$	6,553
Total current assets	$	2,050,883	$	1,963,475
Vehicles	$	23,510	$	29,388
Goodwill	$	207,264	$	236,300
Intangible assets, net	$	8,666	$	9,333
Deferred tax asset	$	37,514	$	2,888
Other Non-current Assets	$	1,417	$	1,417
Total assets	$	2,329,254	$	2,242,801
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	539,918	$	531,884
Current portion of vehicle loan	$	6,009	$	5,890
Current portion of note payable	$	230,000	$	190,000
Other current liabilities	$	46,554	$	23,759
Total current liabilities	$	822,481	$	751,533
Vehicle Loan	$	18,731	$	24,740
Note payable	$	585,028	$	815,028
Total liabilities	$	1,426,240	$	1,591,301
STOCKHOLDERS' EQUITY				
Class B Non-Voting Stock	$	125,413	$	-
Common Stock	$	835	$	835
Preferred Stock	$	141	$	141
Additional Paid in Capital	$	357,559	$	357,559
Retained earnings	$	419,066	$	292,965
Total stockholders' equity	$	903,014	$	651,500
Total liabilities and stockholders' equity	$	2,329,254	$	2,242,801

The accompanying notes are an integral part of these unaudited consolidated financial statements

BIONICLOGIC, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**		**2018**
(USD $ in Dollars)						
Net revenue	$	4,689,698	$	5,105,222	$	4,026,300
Cost of sales	$	3,375,843		3,404,383		2,943,549
Gross profit	$	1,313,855		1,700,839		1,082,751
Operating expenses						
General and administrative	$	1,229,317		1,645,721		1,211,645
Total operating expenses	$	1,229,317		1,645,721		1,211,645
Operating income	$	84,538		55,118		(128,893)
Interest expense	$	(34,700)		(36,868)		(2,244)
Other income	$	74,439	$	427,707	$	-
Income/(Loss) before provision for income taxes	$	124,277		445,957		(131,137)
Provision/(Benefit) for income taxes	$	(1,824)		138,134		(36,341)
Net income	**$**	**126,101**	**$**	**307,823**	**$**	**(94,797)**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIONICLOGIC, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Class B Non-Voting Stock Shares	Class B Non-Voting Stock Amount	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	-	$ -	8,384,500	$ 837	-	$ -	$ -	$ (14,858)	$ (14,021)
Net income/(loss)	-	$ -	-	$ -	-	$ -	$ -	$ 307,823	$ 307,823
Debt to Equity Conversion[a]	-	$ -	-	$ -	1,412,549	$ 141	$ 357,559	$ -	$ 357,700
Repurchase of shares	-	$ -	(23,149)	$ (2)	-	$ -	$ -	$ -	$ (2)
Balance—December 31, 2019	-	$ -	8,361,351	$ 835	1,412,549	$ 141	$ 357,559	$ 292,965	$ 651,500
Stock Issuance	133,794	$ 125,413	-	$ -	-	$ -	$ -	$ -	$ 125,413
Net income / (loss)	-	$ -	-	$ -	-	$ -	$ -	$ 126,101	$ 126,101
Balance—December 31, 2020	133,794	$ 125,413	8,361,351	$ 835	1,412,549	$ 357,700	$ -	$ 419,066	$ 903,014

(a) The total 357,700 debt to equity conversion listed in 2019 shows $141 in par value and $357,559 in paid in capital. This has been recharacterized to 357,700 in preferred stock in 2020

BIONICLOGIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)[(a)]	$	126,101	$	307,823
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles and goodwill, depreciation of vehicles	$	35,581	$	29,702
Deferred tax provision	$	(34,626)	$	-
Bad debt expense	$	29,041	$	43,877
Changes in operating assets and liabilities:				
Accounts receivable	$	(147,003)	$	60,460
Prepaids and other current assets	$	186	$	(1,228)
Accounts payable and accrued expenses	$	8,034	$	181,995
Other current liabilities	$	22,795	$	8,416
Net cash provided/(used) by operating activities	**$**	**40,109**	**$**	**631,044**
CASH FLOW FROM INVESTING ACTIVITIES				
Cash disbursement for business acquisition, net of cash acquired	$	-	$	-
Net cash provided/(used) in investing activities	$	-	$	-
CASH FLOW FROM FINANCING ACTIVITIES				
Net Common Stock Issuance	$	125,413	$	(2)
Borrowings on Notes	$	-	$	7,700
Vehicle Loan	$	(5,890)	$	-
Repayments of borrowings	$	(190,000)	$	(148,757)
Net cash provided/(used) by financing activities	**$**	**(70,477)**	**$**	**(141,059)**
Change in cash	$	(30,368)	$	489,985
Cash—beginning of year	$	1,082,017	$	592,032
Cash—end of year	**$**	**1,051,649**	**$**	**1,082,017**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	27,000	$	-
Cash paid during the year for income taxes	$	139,304	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Van purchase via loan	$	-	$	30,631
Conversion of debt into equity	$	-	$	357,700

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

(a) Cash received from Net Income includes Other Income – see discussion in note 2.12

1.   SUMMARY

BionicLogic Inc was formed on May 17th, 2017 in the State of Delaware. The consolidated financial statements of BionicLogic, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Gardnerville, NV.

BionicLogic owns and operates CPMStar, the first vertical ad network for games. CPMStar works with web publishers who operate websites in the gaming category, as well as game developers of online games. We provide APIs which allow these companies to implement advertising in their web properties and online games. We then sell those ads to direct endemic advertisers in the game industry, as well as through programmatic ad exchanges. In addition, we own and operate two exclusive gaming review web sites of our own: MMOHuts.com and OnRPG.com.

2.   SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Consolidation

The Company's consolidated financial statements include the accounts of BionicLogic, Inc., and wholly owned subsidiaries Tactics Network LLC and Tactics Technology LLC, over which BionicLogic, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

These consolidated financial statements have been prepared under the assumption that the Company will be able to continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. For the year ended December 31, 2020, the Company reports a net income of $126,101 and retained earnings of $419,066 as of December 31, 2020. Management believes it can continue to operate for a period at least 24 months from the date of this report and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern.

2.2 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations regarding future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and other accounts. The Company's cash are deposited in accounts at financial institutions that management believes are creditworthy.

2.4 Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

2.5 Vehicles

The Company depreciates vehicles over a useful life of 5 years.

2.6 Intangible Assets

The intangible assets pertain to acquired software. The software is amortized over useful life of 15 years.

2.7 Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is amortized over 10 years in accordance with ASC 350.

2.8 Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

2.9 Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial

impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

2.10 Income Taxes

BionicLogic, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

2.11 Revenue Recognition

The Company recognizes revenue under the provision of ASC 606 - "Revenue from Contracts with Customers). The Company generates revenue primarily from the sale advertising services to customers. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is generally recognized when services have been provided to the customer and after an invoice has been issued. The Company generally satisfies its performance obligation after services are provided, accrued on a monthly basis for multi-month contracts or on a completion of contract basis for short-term contracts spanning more than one calendar month. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled. Substantially all of the Company's sales are single performance obligations arrangements for which the transaction price is equivalent to the stated price of the products net of any stated discounts applicable.

Revenue is recognized net of incentives and discounts.

2.12 Other Income and Expenses

The company records in other income/(expense) certain ancillary incomes and expenses that are not part of regular business operations. The other income/(expense) in 2020 pertains to recognized grant income due to loan forgiveness, costs associated with fundraising initiatives, office closure and relocation expenses, fair value adjustments to financial instruments used for risk management purposes, and interest income. Although the related expenses are recognized in Other Income/(Expense), the equity purchases from the regulation CF fundraising are recognized under Stock Issuance on the Statement of Shareholders Equity due to these being share purchases. The below table shows the location of each amount on our statements:

For the year ended December 31,		2020	2019
Type of Income (Expense)	**Location in Financial Statements**		
Recognized Grant Income from Loan Forgiveness	Statement of Operations - Other Income/(Expense)	$ 176,928	$ -
Reg-CF Fundraising Related Costs	Statement of Operations - Other Income/(Expense)	(50,963)	-
Office Closure & Relocation Expenses	Statement of Operations - Other Income/(Expense)	(11,890)	-
Level 1 Fair Value Adjustments - Risk Management [a]	Statement of Operations - Other Income/(Expense)	(39,759)	-
Legal Settlements net of associated Legal Expenses	Statement of Operations - Other Income/(Expense)	-	427,707
Interest Income		125	
Total Other Income/(Expense)		**$ 74,439**	**$ 427,707**

During year ended December 31, 2020, we sold 133,794 Class B Non-Voting Shares for a total of $125,413 in a Regulation CF fundraising. The related expenses are listed above as Reg-CF Fundraising Related Costs, which include platform fees, escrow fees, advertising, legal, accounting, and consulting costs. See note 9 for additional details.

(a) See 2.14 for more information on the Company's risk management and note 7 for additional details. The Other Income /(Expenses) flow through to the consolidated statement of cash flows under the changes in operating assets and liabilities.

2.13 Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2.14 Risk Management Activities – Changes in Fair Value and Settlements

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company's financial performance and are referred to as "market risks." Our Company, when deemed appropriate, uses equity index futures contracts as a risk management tool to mitigate the potential impact of certain market risks, such as the systematic risk of unfavorable fluctuations in advertising budgets and rates, or in the valuations of our business assets, which have been determined by management to be correlated with broad market indices. The Company determines the fair values of its derivatives based on quoted market prices or pricing models using current market rates. All of our derivatives are straightforward instruments with liquid markets. All instruments have been executed in connection with the Company's systematic risk management policies and are intended to reduce the impact of macro-economic risks on the business. No proceeds from our regulation crowd-funding offering are used for this purpose. In accordance with ASC Topic 815-10-35 and SFAS 133, these derivatives are recognized as an asset or liability at fair value with the change in fair value of these derivatives reflected in earnings within the line: Other Income/(Expense). As of December 31, 2020, there were no derivatives recorded on the consolidated balance sheets. The table in Note 2.12, and Note 9, presents the details of the changes in the fair values and settlements of financial instruments.

2.15 Concentration of Credit Risk

The Company maintains majority of its cash with a major financial institution located in the United States of America which it believes to be creditworthy. The balances held at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. We have various smaller accounts which are not FDIC Insured and/or not located in United States of America.

2.16 Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through 4/27/2021, which is the date the financial statements were completed.

3. ACQUISITIONS

No acquisitions were made in calendar year 2020.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets and Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid and other current assets consist of:		
Purchased AR	$ 6,368	$ 6,368
Other	$ -	$ 185
Total Prepaid and other current assets	$ 6,368	$ 6,553

As of Year Ended December 31,		2020		2019
Other current liabilities consist of:				
Deferred Revenue	$	39,957	$	21,732
Other	$	6,597	$	2,027
Total Prepaid and other current assets	$	46,554	$	23,759

5.   GOODWILL

As of December 31, 2020, and December 31, 2019, the change in goodwill consists of the following:

As of December 31,		2020		2019
Beginning Balance	$	236,300	$	265,335
Amortization	$	(29,036)	$	(29,035)
Total	$	**207,264**	$	**236,300**

6.   INTANGIBLES

The components of the Company's intangible assets consist of the following definite-lived assets:

As of Year Ended December 31,		2020		2019
Software	$	10,000	$	10,000
Accumulated amortization	$	(1,334)	$	(667)
Total	$	**8,666**	$	**9,333**

Amortization expense for the year ended December 31, 2020 was $667. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	667
2022	$	667
2023	$	667
2024	$	667
Thereafter	$	5,331
Total	$	7,999

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 11,150,000 of common shares with a par value of $0.0001 and 1,412,549 of preferred shares (Class AA) with a par value of $0.0001. The common shares consist or two separate classes, 10,000,000 shares of Class A common stock (Class A), and 1,150,000 shares of Class B Non-Voting Common Stock (Class B). As of December 31, 2020, 8,361,351 Class A shares of common stock have been issued and are outstanding. As of December 31, 2020, 1,412,549 shares of preferred have been issued and are outstanding. As of December 31, 2020, 133,794 shares of Class B non-voting stock have been issued and are outstanding.

8. DEBT

Loan

During fiscal years 2018 the Company entered into note agreement with a principal amount of $1,150,000. The notes bear interest rate of 2.7% per annum. The notes are payable in consecutive yearly payments through May 11, 2023. The outstanding principal balance as of December 31, 2020 was $810,000. As of December 31, 2020, $230,000 was classified as current. The remaining balance was classified as non-current.

For the year ended December 31, 2020, interest paid on the note agreement was $27,000 (December 31, 2019 - $31,050).

The following schedule outlines the future maturities as of December 31, 2020:

As of December 31,	2020
2021	230,000
2022	270,000
2023	310,000
Total	**810,000**

Converted Note

On May 11, 2019, the Company entered into a second note agreement with Daniel Goldstein, a company's principal and related party in the amount of $350,000. The notes bear in interest rate of 2.2% per annum. During fiscal year 2019, the note including accrued interest totaling in the amount of $357,000 was converted into 1,412,549 preferred (Class AA) shares.

Vehicle Loan

During fiscal year 2019 the Company entered into a loan to purchase a vehicle for $30,630. The interest rate on the loan is 1.99% per annum. The loan matures in 2024. The outstanding principal balance as of December 31, 2020 was 24,740. The current portion of the loan is $5,891 as of December 31, 2020.

The following schedule outlines the future maturities as of December 31, 2020:

As of December 31,	2020
2021	6009
2022	6129

2023	6252
2024	6350
Total future principal maturities	24740

9.   FAIR VALUE OF DERIVATIVES

As of December 31, 2020, the company held no outstanding derivatives. During the year ended December 31, 2020, the average end of month notional value of equity contracts was $48,803. The below table presents the net effect of the change in fair value of derivatives used for risk management activities on financial performance for the years ended December 31, 2020, and 2019:

Contracts not designated as hedging instruments instruments under FASB 133 [a]	Location of Gain or (Loss) Recognized in Income on Derviative	Amount of gain (loss) recognized in income from derivatives	
		2020	2019
Equity contracts	Statement of Operations Other Income/(Expense)	-39,759	-
		-39,759	-

(a) Please see 2.14 for additional information on the company's purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies

10.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

For Fiscal Year Ended December 31,	2020	2019
Federal	$ (5,012)	$ 93,651
State	$ 3,188	$ 39,423
Provision for Income tax/(benefit)	$ (1,824)	$ 133,074

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

For Fiscal Year Ended December 31,	2020	2019
Deferred Goodwill	$ -	$ 2,888
Net Operating Loss Due to Special Deductions	$ 5,008	$ -
Valuation Allowance	$ -	$ -
Overpayment from prior year	$ 32,506	$ -
Total Deferred Tax Asset	$ 37,514	$ 2,888

Management estimates that an overpayment of taxes due to a net operating loss ("NOL") in 2018 which was not properly accounted for in our 2019 filing. We intend to restate our 2019 taxes to request a refund of the overpayment after properly accounting for the NOL. In addition, we expect a tax based NOL for 2020 due to the deductibility of the recognized income from grant forgiveness.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will recognize the benefits of the federal and state net deferred tax assets, and, as a result, no valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions and state jurisdictions for each year in which a tax return was filed.

11. RELATED PARTY

No related party transactions were noted during fiscal year 2020.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

Rent expense for the year ended December 2020 was $68,479. At the end of 2020, the Company relocated its headquarters to Gardnerville, Nevada in order to save costs, improve its tax jurisdiction, and due to the change to virtual working conditions imposed by Covid-19. The Company now leases facilities on a month to month basis, with current lease costs at $260/month.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2021, the date the financial statements were completed. During fiscal year 2021, the Company issued a loan of $50,000 bearing 10% interest rate to a certain company officer. The loan is due to be repaid before the end of fiscal year 2021, with interest.

I, Joshua Goldstein, the President & CEO of Bioniclogic Inc, a Delaware Corporation (the "Company"), hereby certify that (i) the financial statements of Bioniclogic Inc. and notes thereto for the periods ending December 31, 2020 in this form C-AR are true and complete in all material respects, and (ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the financial statements accurately reflects the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2021



President & CEO   April 28, 2021

      (Signature)   (Title)   (Date)